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            U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 0-8951

/X/ Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K
/ / Form 10-Q and Form 10-QSB / / Form N-SAR

For Period Ended: June 30, 1997

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Comparator Systems Corporation
Address of Principal Executive Office: 4667 MacArthur Blvd.
                                       Suite 400
                                       Newport Beach, CA 92660

PART II - RULES 12b-25(b) AND (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense,

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company, currently dormant, was required to borrow the funds to properly and accurately file the 10-KSB. The Company was not

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able to get the required funds necessary for the audit and filing in a timely fashion. As a result, the accounting firm did not begin its process with sufficient time to adequately accomplish the audit. At this filing, insufficient confirmations have been returned to satisfy prudent audit practice.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Thomas C. Hanscome, (714) 851-4300

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO,
identify report(s).      /X/ YES   / / NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?    / / YES   /X/ NO

Comparator Systems Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 1997           By: /s/ Thomas C. Hanscome
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